

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2025

Francesca Campbell
Chief Legal Officer
Carrier Global Corporation
13995 Pasteur Boulevard
Palm Beach Gardens, FL 33418

> **Re: Carrier Global Corporation**
> **Registration Statement on Form S-4**
> **Filed July 29, 2025**
> **File No. 333-289048**

Dear Francesca Campbell:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Edwin Kim at 202-551-3297 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: David A.P. Marshall. Esq.